Exhibit 10.1

January 23, 2020

Michael Berry

Dear Michael:

We are pleased to offer you the position of Executive Vice President and Chief Financial Officer with NetApp, Inc.  (“NetApp” or the "Company").  In this exempt position, you will report to George Kurian, our Chief Executive Officer (CEO) and will be based out of our Sunnyvale Corporate Headquarters Office (SUNNYVALE) facility, located at: 1395 Crossman Avenue, Sunnyvale, CA  94089. Your appointment as Chief Financial Officer of the Company remains subject to the approval of our Board of Directors.

Your annual base salary will be $600,000, less applicable tax withholdings and deductions.

ICP

In addition to your base compensation, depending upon your date of hire, you will be eligible to earn an annual cash incentive compensation payout in accordance with the Executive Compensation Plan, as amended from time to time (the “Plan”).  For your position, the annual target incentive compensation payout is 110% of your eligible earnings for the applicable fiscal year as defined in the Plan.  Target incentives do not constitute a promise of payment.  Your actual annual payout may be higher or lower than the target based on the overall Company performance and your individual performance and is subject to, and governed by, the Plan and the terms and conditions approved by the Compensation Committee of our Board of Directors (the “Compensation Committee”).  If your start date is between the last day of the third fiscal quarter and the end of NetApp’s fiscal year, you will not be eligible to participate in the Plan until the beginning of the next fiscal year.

New Hire Equity

Following the commencement of your employment, we will recommend to the Compensation Committee that you receive a grant of restricted stock (RSUs) with a dollar value of $5,500,000 subject to the terms and conditions of the NetApp, Inc. 1999 Stock Option Plan.  The dollar value of the RSUs will be converted to shares based on 60-day trailing average stock price on the grant date. The grant date and the vesting commencement date of the grant will be on or about the 15th of the month following the month of your date of hire. The RSUs will vest at the rate of 25% per year beginning on the first anniversary of the vesting commencement date, subject to continued employment with the Company through the applicable vesting date.  Following each anniversary of the vesting commencement date, you will be issued shares of NetApp Inc. common stock (subject to tax withholding).

New Hire Sign-on Bonus

You will receive a $75,000 sign-on bonus (less applicable tax withholdings and deductions), payable within 30 days of your start date. You understand and agree that this bonus is an advance payment given to you in consideration for your promise to remain employed by NetApp for at least twenty-four months following your start date. Therefore, you also understand and agree that if you voluntarily terminate your employment with NetApp prior to twelve months from your start date, you will be required to reimburse NetApp the full amount of the payment advanced to you. If you voluntarily terminate your employment with NetApp after twelve months but prior to twenty-four months from your start date, you will be required to reimburse NetApp fifty percent (50%) of the payment advanced to you.

As a regular employee of the Company, you are eligible for NetApp benefits, including medical, dental and life insurance, as of your hire date.  The Company reserves the right to modify, amend or terminate any employee benefits at any time for any reason.

Executive Physical Benefit

Our medical insurance plan with Anthem includes an Executive Physical Benefit—once per calendar year, payable at 100% up to a maximum of $2,500 whether an in-network or out-of-network physician is used.  You will receive additional details regarding this benefit from the HR Benefits Team.

Change of Control Severance Agreement

As an Executive Vice President (EVP) reporting to the CEO, you are eligible to enter into a Change of Control Severance Agreement entitling you to certain benefits in the event of your termination following a change of control of the Company.  The form of agreement can be found at https://www.sec.gov/Archives/edgar/data/1002047/000156459019020164/ntap-ex101_40.htm.

Vacation

As an EVP, you will not accrue any annual vacation.  You are permitted to take vacation at your convenience in any number of days you require, provided that the vacation day(s) does not unreasonably interfere with the performance of your job.

Insider Trading

As an employee of NetApp, you are required to sign and agree to the Code of Conduct which includes the Company’s Insider Trading Policy.  You are considered an “Insider” under that policy and as a result, you are required to abide by all obligations under that policy including, but not limited to, the restrictions on trading set forth in the policy.

Non-Qualified Deferred Compensation Plan

Thirty (30) days after you are hired, you are eligible for enrollment in the NetApp Non-Qualified Deferred Compensation Plan.  The objective of the Non-Qualified Deferred Compensation Plan is to provide you with an opportunity to defer income (annual base and/or incentive compensation) on a pre-tax basis.  You will receive additional details on this Plan from the HR Benefits Team within 30 days of your hire date.

As a technology leader, NetApp develops and works with sensitive technologies controlled under various United States export laws and associated federal regulations. Due to these controls, you will need to complete the NetApp Export Control Disclosure & Agreement, as it is sometimes necessary for NetApp to secure export licenses.  NetApp Human Resources or your hiring manager will notify you if a license is required, and whether NetApp will apply for a license on your behalf.  This offer of employment, or your continued employment (if applicable), is contingent upon NetApp obtaining any required license.  If NetApp decides not to apply for a license or if a license is not obtained within a reasonable period of time (as determined in NetApp’s sole discretion), NetApp reserves the right to rescind this employment offer or terminate your employment.

This offer of employment is contingent upon your being able to provide evidence of your authorization to work in the United States.  On your first day at NetApp, you are required to provide the Company with a completed Form I-9 (U.S. Employment Verification Eligibility), which you will receive separately, and the legally-required proof of your identity and authorization to work in the United States.

This offer of employment is also contingent upon your satisfactorily completing, agreeing to, signing, and otherwise fulfilling the following NetApp documents and associated clearance processes (as determined in NetApp’s sole discretion).  NetApp also reserves the right to rescind this employment offer or terminate your employment for failure to satisfactorily complete the following documents and processes:

1.	NetApp Code of Conduct & Conflicts of Interest Certification
2.	NetApp Insider Trading Policy & Consent
3.	NetApp Proprietary Information & Inventions Agreement and Disclosure
4.	NetApp Export Control Disclosure & Agreement
5.	NetApp Background Check
6.	Director and Officer Questionnaire

We are of the understanding that: (i) you have checked to make sure that you are under no legal obligations (by contract with a prior employer or otherwise) that would prevent or prohibit you from performing the duties of the position that you are being offered, (ii) you have had the opportunity to seek legal advice if it was necessary to address or evaluate your obligations in this regard, (iii) that you can represent to the Company that you are under no legal obligations that would prohibit you from performing the duties of the position being offered to you, and that (iv) you will not, in the performance of your duties to the Company, breach any non-disclosure, proprietary rights, non-competition, non-solicitation or other covenant in favor of any third party.

The Company does not want you to bring with you any confidential or proprietary material of any former employee or to violate any other obligation to your former employers.  NetApp’s offer of employment is contingent upon your full compliance with the terms of any valid existing agreements with a prior employer or otherwise, and NetApp specifically reserves the right to revoke this offer or terminate your employment if for any reason you are contractually restricted from performing the full duties of the position being offered to you.

Employment with NetApp is for no specific period of time.  As a result, either NetApp or you are free to terminate the employment relationship at any time for any reason, with or without notice or cause.  This is the full and complete agreement between NetApp and you on this term.  Although your job duties, title, compensation and benefits, as well as the Company's policies and procedures, may change from time-to-time, the "at-will" nature of your employment may only be changed in an express writing signed by the President of the Company and you.

This letter sets forth the terms of your employment with NetApp and supersedes any prior representations or agreements, whether written or oral.  This offer will expire on Thursday, January 30, 2020.   Please electronically sign the offer letter on or prior to the expiration date of this offer.

We look forward to having you join us.  Shortly you will receive a “Welcome” email with login instructions asking you to log in to the NetApp Pre-Boarding tool.  The tool provides a preview of NetApp’s values and culture and contains important forms that you must complete before your start date.  Please log on to www.netapp.com before your start date to catch up on news, press releases and other information related to the Company.  If you have any questions please your recruiter, or your hiring manager, at 408.822.6000.

Sincerely,

/s/ Debra C. McCowan

Debra C. McCowan

Chief Human Resources Officer

NetApp, Inc.

I have read, agree to and accept this employment offer:

/s/ Michael Berry	Jan 30, 2020
Michael Berry	Date

My starting date will be: 3/16/20